VIA FACSIMILE
      November 9, 2005

Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211


Re:	Stinger Systems, Inc.
	Form S-1
	File Nos. 333-122583
	Amended November 9, 2005

Dear Mr. Gruder:

      We have reviewed your filings and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

We may not be able to protect our patent rights, trademarks and other proprietary rights, page 8

1. We note the revision of your agreement regarding the patents. Please provide us with a signed copy of the amended agreement. Based on the terms of the agreement which were in effect as of your June 30, 2005 balance sheet date, EITF D-98 requires the shares that were issued in connection with your patent acquisition to be classified outside of permanent equity. Please amend your financial statements to classify these redeemable equity securities outside of permanent equity and provide a footnote which clearly discloses the terms of the redemption agreement. Please note that you may discuss the revised agreement in a subsequent event footnote to your June 30, 2005 financial statements and display a proforma balance sheet along side your historical balance sheet to give effect to the reclassification of the redeemable equity securities.

MD&A - Critical Accounting Policies - Intangible Assets, page 18

2. We note that you assumed 20,000 sales units starting during the initial volume production of sales in Fall 2005. Please confirm for us that this production has started and that you fully expect to fulfill those assumptions. If the production has yet to start or you do not fully expect to sell 20,000 stun guns as of December 31, 2005, address for us whether this expected inability to meet the critical assumptions underlying your impairment analysis would be a triggering event under SFAS 141. Tell us when or if production has begun and the number of units sold to date.
MD&A - Critical Accounting Policies - Purchase Accounting, page 20

3. Please amend your critical accounting policies to provide a comprehensive discussion of how you determined that the intangible asset value placed on the stun gun technology acquired from EDT is appropriate. Specifically address the material underlying assumptions you used to determine the fair value of this asset.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Melinda Hooker, Staff Accountant, at (202) 824-5459 or in her absence Anne Marie McConnell at (202) 942-1795, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 942-
7470 or, in his absence, me at (202)942-1950 with any other questions.

      					Sincerely,


      					Jennifer Hardy
								Branch Chief


cc:	Gary R. Henrie, Esq.
	(435) 753-1775
      David Meador
      (813) 288-9148
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Robert F. Gruder
Stinger Systems, Inc.
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE